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DREIER LLP
Attorneys at Law

                                                                 499 Park Avenue
                                                        New York, New York 10022

                                                             Tel: (212) 328-6100
                                                       Facsimile: (212) 328-6101


                                                                Valerie A. Price
                                                     Direct Dial: (212) 328-6144
                                                      Direct Fax: (212) 652-3701
                                                                         Partner
                                                            vprice@dreierllp.com

                                  June 3, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: EDGAR SUBMISSION
    Registration Statement on Form S-1 of
    Electro-Optical Sciences, Inc.
    -------------------------------------

Ladies and Gentlemen:

         On behalf of Electro-Optical Sciences, Inc., a Delaware corporation (the "Company"), and in connection with the proposed registration under the Securities Act of 1933, as amended, of shares of common stock of the Company, we submit in electronic form for filing the Company's Registration Statement on Form S-1 (the "Registration Statement"). Please be advised that the Company has previously transmitted the filing fee by wire transfer to you on Thursday, June 2, 2005.

         If the staff wishes to discuss this filing, please call the undersigned at the number set forth above.

                                          Very truly yours,

                                          /s/ Valerie A. Price, Esq.
                                          --------------------------
                                          Valerie A. Price, Esq.